

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

<u>Via E-mail</u>
Mr. Jeffrey Lubell
Chief Executive Officer
True Religion Apparel, Inc.
2263 E. Vernon Ave
Vernon, California 90058

>   **Re: True Religion Apparel, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed March 14, 2011**
>   **File No. 000-51483**

Dear Mr. Lubell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>
<u>Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 2: Summary of Significant Accounting Policies</u>
<u>Sales Recognition, page F-10</u>

1.   It appears from your disclosure that you recognize revenue associated with gift cards upon redemption. Please provide us with and confirm that in future filings your will revise your disclosure for your accounting policy as it relates to gift cards that are never redeemed or not redeemed over an extended period of time. Please ensure your response addresses when and if your gift cards expire and when the liability for unredeemed gift cards is removed from the balance sheet. In addition, please provide us with the liability for unredeemed gift cards for all periods presented.

Note 11 – Business Acquisition and Redeemable Non-controlling Interest, page F-22

2.   We note from your disclosure that in July 2010 you entered into a joint venture agreement with your former German distributor through your newly formed wholly owned subsidiary, True Religion Brand Jeans Germany GmbH. It appears that you accounted for this transaction as a business combination. Please provide us with a detailed discussion of the terms and structure of this agreement and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please tell us if the joint venture agreement was filed as an exhibit or provide us with a courtesy copy with your response.

Schedule 14A filed March 28, 2011

3.   We note the statement on page 20 that the compensation committee "excluded certain expenses related to the termination of the Company's former President and expenses related to the Company's international expansion efforts." Please advise in quantitative and qualitative terms of the significance of the changes that were made to the actual 2010 Adjusted EBIT. Also, please revise future filings to provide further disclosure of your policies and decisions regarding the adjustment of performance measures, clarify the extent to which the exercise of such discretion applies to all or only specified compensation subject to the relevant performance goals, and clarify the factors considered in decisions to increase or decrease compensation materially. See Item 402(b)(2)(vi), (viii) and (ix) of Regulation S-K. Please provide draft disclosure.

4.   We note the disclosure on page 20, regarding stock price volatility and the "full value adjustment," which appears to reward more compensation for lower stock price volatility. With a view to enhanced disclosure in future filings, advise us how stock price volatility is measured, over what period of time it is measured and advise us of the nature of the actions management is expected to take in order to favorably affect stock price volatility.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac at 202-551-3390 Brian K. Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director